Exhibit 99.4

March 21, 2024

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.

COMISION NACIONAL BANCARIA Y DE VALORES

NEW YORK STOCK EXCHANGE

The undersigned, ALEJANDRO PUCHEU ROMERO, in my capacity as secretary of the company Corporación Inmobiliaria Vesta, S.A.B. of C.V. (the “Company”), I certify that the minutes of the Ordinary and Extraordinary General Shareholders Meeting of the Company dated March 21st, 2024, which is attached hereto in 19 (nineteen) pages written only on the front, is a faithful and exact copy of its original.

I certify for the legal purposes that may apply.

Regards,

/s/

Lic. Alejandro Pucheu Romero

Secretary of the Board of Directors